Filed Pursuant to Rule 424(b)(3)
Registration No. 333-217223

PROSPECTUS SUPPLEMENT NO. 12 JUNE 5, 2018
GRIFFIN CAPITAL ESSENTIAL ASSET REIT II
SUPPLEMENT NO. 12 DATED JUNE 5, 2018
TO THE PROSPECTUS DATED SEPTEMBER 20, 2017
This document supplements, and should be read in conjunction with, the prospectus of Griffin Capital Essential Asset REIT II, Inc. dated September 20, 2017, Supplement No. 8 dated March 19, 2018, which amended and superseded all prior supplements, Supplement No. 9 dated April 4, 2018, Supplement No. 10 dated May 3, 2018 and Supplement No. 11 dated May 21, 2018. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•
the daily net asset value, or “NAV”, per share, as determined in accordance with our valuation procedures, for each business day from May 1, 2018 through May 31, 2018, for each of our classes of common stock;

•	updates regarding our share redemption programs;

•	revisions to the cover page of our prospectus;

•	revisions to the “Prospectus Summary” section of our prospectus; and

•	revisions to the “Description of Shares” section of our prospectus.
Daily Pricing Information (unaudited)
Below is the NAV per share, as determined in accordance with our valuation procedures, for each business day from May 1, 2018 through May 31, 2018.

Date	NAV per Share

	Class T	Class S	Class D	Class I	Class A	Class AA	Class AAA
May 1-2, 2018	$9.63	$9.62	$9.61	$9.61	$9.59	$9.59	$9.58
May 3, 2018	$9.63	$9.62	$9.61	$9.62	$9.59	$9.59	$9.58
May 4-15, 2018	$9.63	$9.62	$9.61	$9.62	$9.59	$9.59	$9.59
May 16-18, 2018	$9.63	$9.62	$9.62	$9.62	$9.59	$9.59	$9.59
May 21-22, 2018	$9.64	$9.62	$9.62	$9.62	$9.59	$9.59	$9.59
May 23-25, 2018	$9.64	$9.63	$9.62	$9.62	$9.59	$9.59	$9.59
May 29-31, 2018	$9.64	$9.63	$9.62	$9.63	$9.59	$9.60	$9.59
On any business day, our share sales are made based on the day’s applicable NAV per share. On each business day, our NAV per share for each class of common stock is (1) posted on our website,  www.griffincapital.com, (2) made available on our toll-free, automated telephone line, 1-888-926-2688, and (3) made available on www.nasdaq.com.

Updates Regarding Our Share Redemption Programs

IPO Share Redemption Program

On June 4, 2018, our board of directors terminated the separate share redemption program for our IPO shares effective as of July 5, 2018. All redemption requests for IPO shares prior to the month of July 2018 will be processed through our original IPO share redemption program. All references in the prospectus to the IPO share redemption program are hereby removed. Beginning in July, all redemption requests for IPO shares will be processed under the share redemption program described below.

Class T, Class S, Class D and Class I Share Redemption Program
On June 4, 2018, our board of directors amended and restated the share redemption program for our Class T, Class S, Class D and Class I share classes so that this program is open to all share classes, including IPO shares, effective as of July 5, 2018. The redemption price for all share classes will be equal to our NAV per share for the applicable class generally on the 13th of the month prior to quarter end. Our share redemption program generally imposes a quarterly cap on aggregate redemptions of our shares equal to a value of up to 5% of the aggregate NAV of the outstanding shares as of the last business day of the previous quarter.  All other terms of the share redemption program remain the same. All references to the “Class T, Class S, Class D and Class I share redemption program” are hereby updated to “share redemption program.”
Revisions to Cover Page

The fourth paragraph on the cover page of our prospectus is hereby removed and replaced with the following:

Although we do not intend to list our shares of common stock for trading on an exchange or other trading market, in an effort to provide our stockholders with liquidity in respect of their investment in our shares, we have adopted a share redemption program whereby, subject to certain limitations, stockholders may request on a quarterly basis that we redeem all or any portion of their shares. We may choose to redeem all, some or none of the shares that have been requested to be redeemed at the end of any particular quarter, in our discretion, subject to any limitations in the share redemption program. The redemption price per share for each class of common stock will be equal to our NAV per share for such class generally on the 13th of the month prior to quarter end.

The third bullet point of the fifth paragraph of the cover page of our prospectus is hereby removed and replaced with the following:

•
Our share redemption program generally imposes a quarterly cap on aggregate redemptions of our shares equal to a value of up to 5% of the aggregate NAV of the outstanding shares as of the last business day of the previous quarter. We may also amend, suspend or terminate our share redemption program at any time.

All other similar references to our share redemption program throughout our prospectus are hereby updated accordingly.

Revisions to “Prospectus Summary”

The “Prospectus Summary - Class T, Class S, Class D and Class I Share Redemption Program” section of our prospectus is hereby removed and replaced with the following:

Share Redemption Program

While you should view your investment in our common stock as long term with limited liquidity, we have adopted a share redemption program, whereby on a quarterly basis, stockholders may request that we redeem all or any portion of their shares of common stock.

There are several restrictions on your ability to sell your shares to us under our share redemption program. You generally have to hold your shares for one year before submitting your shares for redemption under the program; however, we will waive the one-year holding period in the event of the death or disability of a stockholder. Shares issued pursuant to our DRP are not subject to the one-year holding period. In addition, our share redemption program generally imposes a quarterly cap on aggregate redemptions of our shares equal to a value of up to 5% of the aggregate NAV of the outstanding shares as of the last business day of the previous quarter.

Under our share redemption program, we will redeem shares as of the last business day of each quarter. The redemption price will be equal to our NAV per share for the applicable class generally on the 13th of the month prior to quarter end. Redemption requests exceeding the quarterly cap will be filled on a pro rata basis.

Our board of directors may choose to amend, suspend or terminate our share redemption program upon 30 days’ notice at any time. See “Description of Shares - Share Redemption Program” below.

Revisions to “Description of Shares”

The “Description of Shares - IPO Share Redemption Program” section of our prospectus is hereby removed.

The “Description of Shares - Class T, Class S, Class D and Class I Share Redemption Program” section of our prospectus is hereby removed and replaced with the following:

Share Redemption Program

General

While you should view your investment in our common stock as long term with limited liquidity, we have adopted a share redemption program, whereby on a quarterly basis, stockholders may request that we redeem all or any portion of their shares of our common stock. Due to the illiquid nature of investments in real estate, we may not have sufficient liquid resources to fund redemption requests. In addition, we have established limitations on the amount of funds we may use for redemptions during any calendar quarter. See “Redemption Limitations” below. Further, our board of directors has the right to modify or suspend the share redemption program upon 30 days’ notice at any time if it deems such action to be in our best interest. Any such modification or suspension will be communicated to stockholders through our filings with the SEC. You may request that we redeem shares of our common stock through your financial advisor or directly with our transfer agent. Under our share redemption program, we will only redeem shares as of the closing of the last business day of that quarter (a “Redemption Date”). To have your shares redeemed, your redemption request and required documentation must be received in good order by 4:00 p.m. (Eastern time) on the second to last business day of the applicable quarter. Redemption requests received and processed by our transfer agent will be effected at a redemption price equal to the NAV per share for the applicable class generally on the 13th of the month prior to quarter end (unless the 13th is not at least ten business days prior to the second to last business day of the applicable quarter, in which case the redemption price will be equal to the NAV per share on a date that is at least ten business days prior to the second to last business day of such quarter) (the “Redemption NAV”).  If a redemption request is received after such time, the redemption order will be carried forward to the next quarter’s Redemption Date at the NAV per share applicable to that quarter’s redemption, unless such request is withdrawn prior to that Redemption Date.  Investors will have at least 20 business days (from the last business day of the previous quarter to the second to last business day of the current quarter) during which to decide whether to request a redemption of their shares as of the end of the current quarter.  Investors may withdraw their redemption requests before they have been processed by notifying a customer service representative available on our toll-free information line by 4:00 p.m. Eastern time on the last business day of the applicable quarter.  Settlements of share redemptions generally will be made within five business days after the Redemption Date.

Minimum Account Redemptions

In the event that any stockholder fails to maintain the minimum balance of $2,500 of shares of our common stock, we may redeem all of the shares held by that stockholder at the redemption price applicable to the quarter in which we determine that the stockholder has failed to meet the minimum balance. Minimum account redemptions will apply even in the event that the failure to meet the minimum balance is caused solely by a decline in our NAV.

Sources of Funds for Redemptions

We may, in our advisor’s discretion, after taking the interests of our company as a whole and the interests of our remaining stockholders into consideration, use proceeds from any available sources at our disposal to satisfy redemption requests, subject to the limitation on the amount of funds we may use described below under “—Redemption Limitations.” Potential sources of funding redemptions include, but are not limited to, cash on hand, cash available from borrowings, cash from the sale of shares of our common stock and cash from liquidations of investments, to the extent that such funds are not otherwise dedicated to a particular use, such as working capital, cash distributions to stockholders, purchases of real property, or debt-related or other investments. Our board of directors has no obligation to use other sources to redeem shares of our common stock in any circumstances.

Redemption Limitations

Under our share redemption program, shares are not eligible for redemption for the first year after purchase except upon death or qualifying disability of a stockholder; provided, however, shares issued pursuant to our DRP are not subject to the one-year holding period. In addition, our share redemption program generally imposes a quarterly cap on aggregate redemptions of our shares equal to a value of up to 5% of the aggregate NAV of the outstanding shares as of the last business day of the previous quarter.

In the event that we determine to redeem some but not all of the shares submitted for redemption during any quarter, whether due to the quarterly cap or otherwise, shares submitted for redemption during such quarter will be redeemed on a pro rata basis. With respect to any pro rata treatment, redemption requests following the death or qualifying disability of a stockholder will be considered first, as a group, followed by requests where pro rata redemption would result in a stockholder owning less than the minimum balance of $2,500 of shares of our common stock, which will be redeemed in full to the extent there are available funds, with any remaining available funds allocated pro rata among all other redemption requests. All unsatisfied redemption requests must be resubmitted after the start of the next quarter, or upon the recommencement of the share redemption program, as applicable.

In order for a disability to be considered a “qualifying disability,” (1) the stockholder must receive a determination of disability based upon a physical or mental condition or impairment arising after the date the stockholder acquired the shares to be redeemed, and (2) such determination of disability must be made by the governmental agency responsible for reviewing the disability retirement benefits that the stockholder could be eligible to receive.  The “applicable governmental agencies” are limited to the following: (1) the Social Security Administration; (2) the U.S. Office of Personnel Management; or (3) the Veterans Benefits Administration.

Disability determinations by governmental agencies for purposes other than those listed above, including but not limited to worker’s compensation insurance, administration or enforcement of the Rehabilitation Act or Americans with Disabilities Act, or waiver of insurance premiums, will not entitle a stockholder to the special redemption terms applicable to stockholders with a “qualifying disability” unless otherwise permitted by us. Redemption requests following an award by the applicable governmental agency of disability benefits must be accompanied by: (1) the investor’s initial application for disability benefits and (2) a Social Security Administration Notice of Award, a U.S. Office of Personnel Management determination of disability, a Veteran’s Benefits Administration record of disability-related discharge or such other documentation issued by the applicable governmental agency that we deem acceptable and demonstrates an award of the disability benefits.

The following disabilities do not entitle a worker to Social Security disability benefits:

•	disabilities occurring after the legal retirement age;

•	temporary disabilities; and

•	disabilities that do not render a worker incapable of performing substantial gainful activity.

Should redemption requests, in the business judgment of our board of directors, place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on us as a whole, or should we otherwise determine that investing our liquid assets in real properties or other illiquid investments rather than redeeming our shares is in the best interests of us as a whole, we may choose to redeem fewer shares in any particular quarter than have been requested to be redeemed, or none at all. Further, our board of directors may modify, suspend or terminate our share redemption program if it deems such action to be in our best interest. Material modifications, including any amendment to the 5% quarterly limitation on redemptions, to and suspensions of the share redemption program will be promptly disclosed to stockholders in a prospectus supplement (or post-effective amendment if required by the Securities Act) or special or periodic report filed by us. In addition, we may determine to suspend the share redemption program due to regulatory changes, changes in law or if we become aware of undisclosed material information that we believe should be publicly disclosed before shares are redeemed. Once the share redemption program is suspended, our board of directors must affirmatively authorize the recommencement of the plan before stockholder requests will be considered again.

IRS regulations require us to determine and disclose on Form 1099-B the adjusted cost basis for shares of our stock sold or redeemed. Although there are several available methods for determining the adjusted cost basis, unless you elect otherwise, which you may do by checking the appropriate box on the subscription agreement or calling our customer service number at 1-888-926-2688, we will utilize the first-in-first-out method.

The shares we redeem under our share redemption program will be canceled and return to the status of authorized but unissued shares. We do not intend to resell such shares to the public unless they are first registered with the SEC under the Securities Act and under appropriate state securities laws or otherwise sold in compliance with such laws.